Condensed Consolidated Financial Statements – unaudited
Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Segment reporting
Note 4 Net interest income
Note 5 Commissions and fees
Note 6 Other revenues
Note 7 Provision for credit losses
Note 8 Compensation and benefits
Note 9 General and administrative expenses
Note 10 Earnings per share
Note 11 Trading assets and liabilities
Note 12 Loans
Note 13 Other assets and liabilities
Note 14 Long-term debt
Note 15 Accumulated other comprehensive income
Note 16 Tax
Note 17 Employee share-based compensation and other benefits
Note 18 Pension
Note 19 Guarantees and commitments
Note 20 Variable interest entities
Note 21 Fair value of financial instruments
Note 22 Subsidiary guarantee information
Note 23 Litigation
Report of Independent Registered Public Accounting Firm

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Condensed Consolidated Financial Statements – unaudited
Consolidated statements of income (unaudited)

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	16,030	16,619	12,825	(4)	25	47,341	37,252	27

Interest expense	(14,071)	(14,370)	(11,218)	(2)	25	(41,044)	(32,113)	28

Net interest income	1,959	2,249	1,607	(13)	22	6,297	5,139	23

Commissions and fees	4,231	5,242	3,919	(19)	8	14,450	12,578	15

Trading revenues	(158)	3,810	1,693	–	–	6,868	6,472	6

Other revenues	810	1,736	857	(53)	(5)	3,884	3,600	8

Net revenues	6,842	13,037	8,076	(48)	(15)	31,499	27,789	13

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Compensation and benefits	2,392	5,409	3,427	(56)	(30)	12,751	11,597	10

General and administrative expenses	1,743	1,619	1,656	8	5	4,894	4,630	6

Commission expenses	667	642	573	4	16	1,918	1,667	15

Total other operating expenses	2,410	2,261	2,229	7	8	6,812	6,297	8

Total operating expenses	4,802	7,670	5,656	(37)	(15)	19,563	17,894	9

Income from continuing operations before taxes, minority interests and extraordinary items	2,036	5,387	2,460	(62)	(17)	11,899	9,986	19

Income tax expense	(32)	863	367	–	–	1,653	1,584	4

Minority interests	766	1,335	625	(43)	23	3,026	2,720	11

Income from continuing operations before extraordinary items	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations, net of tax	0	0	424	–	(100)	0	996	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	1.27	3.00	1.35	(58)	(6)	6.86	5.13	34

Income from discontinued operations, net of tax	0.00	0.00	0.39	–	(100)	0.00	0.89	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.27	3.00	1.74	(58)	(27)	6.86	6.00	14

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	1.18	2.82	1.29	(58)	(9)	6.43	4.91	31

Income from discontinued operations, net of tax	0.00	0.00	0.38	–	(100)	0.00	0.86	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.18	2.82	1.67	(58)	(29)	6.43	5.75	12

Consolidated balance sheets (unaudited)

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Assets (CHF million)

Cash and due from banks	37,854	36,569	29,040	29,802	4	30	27

Interest-bearing deposits with banks	3,319	2,838	8,128	6,869	17	(59)	(52)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	324,323	339,361	319,048	337,445	(4)	2	(4)

of which reported at fair value	171,345	160,658	–	–	7	–	–

Securities received as collateral, at fair value	19,647	23,912	32,385	38,145	(18)	(39)	(48)

Trading assets, at fair value	531,100	552,321	450,780	468,654	(4)	18	13

of which encumbered	138,089	161,149	141,404	172,706	(14)	(2)	(20)

Investment securities	15,767	18,544	21,394	21,802	(15)	(26)	(28)

of which reported at fair value	15,489	18,268	20,622	20,965	(15)	(25)	(26)

of which encumbered	7,651	7,390	54	54	4	–	–

Other investments	26,916	21,783	20,478	19,835	24	31	36

of which reported at fair value	22,968	19,931	17,887	17,534	15	28	31

Net loans	226,959	224,222	208,127	205,999	1	9	10

of which reported at fair value	22,345	21,154	–	–	6	–	–

allowance for loan losses	1,316	1,372	1,484	1,527	(4)	(11)	(14)

Premises and equipment	6,144	6,133	5,990	5,890	0	3	4

Goodwill	10,677	11,094	11,023	11,220	(4)	(3)	(5)

Other intangible assets	507	506	476	522	0	7	(3)

of which reported at fair value	202	217	181	199	(7)	12	2

Assets of discontinued operations held-for-sale	0	0	0	180,784	–	–	(100)

Other assets	173,229	177,891	149,087	146,146	(3)	16	19

of which reported at fair value	51,539	48,104	11,265	10,574	7	358	387

of which encumbered	19,002	23,487	26,426	34,112	(19)	(28)	(44)

Total assets	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

Consolidated balance sheets (unaudited)

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	101,294	117,020	97,514	90,517	(13)	4	12

of which reported at fair value	4,612	5,138	–	–	(10)	–	–

Customer deposits	334,467	342,318	290,864	299,920	(2)	15	12

of which reported at fair value	6,679	6,532	–	–	2	–	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	302,638	291,930	288,444	314,531	4	5	(4)

of which reported at fair value	145,220	137,878	–	–	5	–	–

Obligation to return securities received as collateral, at fair value	19,647	23,912	32,385	38,145	(18)	(39)	(48)

Trading liabilities, at fair value	224,412	243,351	198,422	212,942	(8)	13	5

Short-term borrowings	21,908	27,471	21,556	22,742	(20)	2	(4)

of which reported at fair value	9,919	11,143	2,764	2,882	(11)	259	244

Long-term debt	162,797	160,876	147,832	149,917	1	10	9

of which reported at fair value	113,989	106,222	44,709	48,946	7	155	133

Liabilities of discontinued operations held-for-sale	0	0	0	171,838	–	–	(100)

Other liabilities	152,117	147,955	120,035	115,381	3	27	32

of which reported at fair value	32,047	24,359	14,916	13,652	32	115	135

Minority interests	15,197	16,492	15,318	15,537	(8)	(1)	(2)

Total liabilities	1,334,477	1,371,325	1,212,370	1,431,470	(3)	10	(7)

Common shares	46	608	607	607	(92)	(92)	(92)

Additional paid-in capital	24,010	24,259	24,817	24,364	(1)	(3)	(1)

Retained earnings	33,127	34,912	32,306	27,652	(5)	3	20

Treasury shares, at cost	(9,367)	(11,189)	(9,111)	(7,759)	(16)	3	21

Accumulated other comprehensive income/(loss)	(5,851)	(4,741)	(5,033)	(3,221)	23	16	82

Total shareholders' equity	41,965	43,849	43,586	41,643	(4)	(4)	1

Total liabilities and shareholders' equity	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Additional share information

Par value (CHF)	0.04	0.50	0.50	0.50	(92)	(92)	(92)

Authorized shares (million)	1,359.5	1,413.3	1,413.3	1,413.4	(4)	(4)	(4)

Issued shares (million)	1,162.2	1,215.9	1,214.9	1,214.1	(4)	(4)	(4)

Repurchased shares (million)	(141.6)	(169.4)	(152.4)	(136.7)	(16)	(7)	4

Shares outstanding (million)	1,020.6	1,046.5	1,062.5	1,077.4	(2)	(4)	(5)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

9M07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	7,220	–	–	7,220		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(828)	(828)		–

Issuance of common shares	1	50	–	–	–	51		1,165,955

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	0		–

Issuance of treasury shares	–	8	–	28,238	–	28,246		329,897,136

Repurchase of treasury shares	–	–	–	(33,778)	–	(33,778)		(394,118,177)	[3]

Share-based compensation, net of tax	–	307	–	1,225	–	1,532		21,190,639

Derivatives indexed to own shares[4]	–	(263)	–	–	–	(263)		–

Repayment out of share capital[5]	(535)	36	–	–	–	(499)		–

Cash dividends paid	–	–	(2,483)	–	–	(2,483)		–

Balance at end of period	46	24,010	33,127	(9,367)	(5,851)	41,965		1,020,602,614	[6]

9M06 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	6,654	–	–	6,654		–

Cumulative effect of accounting changes, net of tax	–	–	60	–	–	60		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(1,315)	(1,315)		–

Issuance of common shares	–	14	–	–	–	14		302,704

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	0		–

Issuance of treasury shares	–	(73)	–	12,752	–	12,679		180,402,200

Repurchase of treasury shares	–	–	–	(17,340)	–	(17,340)		(245,829,686)

Share-based compensation, net of tax	–	392	–	711	–	1,103		17,109,313

Cash dividends paid	–	–	(2,330)	–	–	(2,330)		–

Balance at end of period	607	24,364	27,652	(7,759)	(3,221)	41,643		1,077,344,714

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 Includes 53,589,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during 1Q07. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 On May 4, 2007, the shareholders of Credit Suisse Group approved a par value reduction of CHF 0.46 per share, in addition to a dividend, which was paid out on July 18, 2007. 6 At par value CHF 0.04 each, fully paid, net of 141,636,354 treasury shares. 53,789,000 treasury shares which were approved for cancellation at the Annual General Meeting on May 4, 2007, were cancelled in 3Q07. In addition to the treasury shares, a maximum of 197,243,996 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Comprehensive income (CHF million)

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Other comprehensive income/(loss), net of tax	(1,110)	346	1,136	–	–	(828)	(1,315)	(37)

Comprehensive income	192	3,535	3,028	(95)	(94)	6,392	5,339	20

Consolidated statements of cash flow (unaudited)

		in	% change

	9M07	9M06	YoY

Operating activities of continuing operations (CHF million)

Net income	7,220	6,654	9

(Income)/loss from discontinued operations, net of tax	0	(996)	100

Income from continuing operations	7,220	5,658	28

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	644	771	(16)

Provision for credit losses	37	(91)	–

Deferred tax provision	(720)	330	–

Share of net income from equity method investments	(55)	38	–

Trading assets and liabilities	(31,880)	(34,163)	(7)

(Increase)/decrease in accrued interest, fees receivable and other assets	(62,967)	(38,690)	63

Increase/(decrease) in accrued expenses and other liabilities	40,335	20,136	100

Other, net	2,087	(460)	–

Total adjustments	(52,519)	(52,129)	1

Net cash provided by/(used in) operating activities of continuing operations	(45,299)	(46,471)	(3)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,729	(1,141)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(14,232)	(320)	–

Purchase of investment securities	(423)	(3,031)	(86)

Proceeds from sale of investment securities	2,509	1,062	136

Maturities of investment securities	3,705	4,402	(16)

Investments in subsidiaries and other investments	(7,578)	(3,639)	108

Proceeds from sale of other investments	1,711	2,705	(37)

(Increase)/decrease in loans	(20,211)	(20,090)	1

Proceeds from sales of loans	319	3,116	(90)

Capital expenditures for premises and equipment and other intangible assets	(969)	(1,144)	(15)

Proceeds from sale of premises and equipment and other intangible assets	11	19	(42)

Other, net	(15)	(42)	(64)

Net cash provided by/(used in) investing activities of continuing operations	(30,444)	(18,103)	68

Consolidated statements of cash flow (unaudited) (continued)

		in	% change

	9M07	9M06	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	54,332	29,331	85

Increase/(decrease) in short-term borrowings	811	4,165	(81)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,701	23,556	1

Issuances of long-term debt	65,869	59,569	11

Repayments of long-term debt	(54,971)	(40,456)	36

Issuances of common shares	51	14	264

Issuances of treasury shares	28,246	12,679	123

Repurchase of treasury shares	(33,778)	(17,340)	95

Dividends paid/capital repayments	(2,515)	(2,354)	7

Other, net	3,521	1,853	90

Net cash provided by/(used in) financing activities of continuing operations	85,267	71,017	20

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(710)	(570)	25

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(460)	100

Net cash provided by/(used in) investing activities of discontinued operations	0	(3,286)	100

Net cash provided by/(used in) financing activities of discontinued operations	0	98	(100)

Net cash provided by/(used in) discontinued operations	0	(3,648)	100

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	8,814	2,225	296

Cash and due from banks at beginning of period	29,040	27,577	5

Cash and due from banks at end of period	37,854	29,802	27

Supplemental cash flow information (unaudited)

		in	% change

	9M07	9M06	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,800	1,575	14

Cash paid for interest	40,479	31,039	30

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	194	(100)

Fair value of liabilities assumed	0	194	(100)

Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited Condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These Condensed consolidated financial statements should be read in conjunction with the US GAAP Consolidated financial statements and notes thereto for the year ended December 31, 2006, included in the Credit Suisse Group Annual Report 2006. For a description of the Group’s significant accounting policies, refer to “Note 1 – Summary of significant accounting policies in the Notes to the consolidated financial statements” of the aforementioned Consolidated financial statements.

Due to the Group’s sale of Winterthur, which was completed on December 22, 2006, the results of operations of the Winterthur businesses sold, which were previously reported as a separate segment of the Group, are reflected in income from discontinued operations, net of tax in the Consolidated statements of income for all periods presented through the completion of the sale.

Certain financial information, which is normally included in annual Consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s Consolidated financial statements to conform to the current period’s presentation. These Condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the Condensed consolidated financial statements for the periods presented. The presentation of period over period change, the 2Q07 Consolidated statement of income and Consolidated balance sheet, and the 3Q06 Consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.

In preparing these Condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to “Note 2 – Recently issued accounting standards in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. Statement of Position (SOP) 78-9-1, “Interaction of AICPA Statement of Position 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 155
In February 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the Consolidated statements of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

FIN 48
In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in beginning retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to “Note 16 – Tax.”

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to “Note 21 – Fair value of financial instruments.”

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to “Note 21 – Fair value of financial instruments.”

Standards to be adopted in future periods
FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. This FSP is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. The Group is currently evaluating the impact of adopting FSP FIN 39-1.

FSP FIN 46(R)-7
In May 2007, the FASB issued FSP No. FIN 46(R)-7, “Application of FASB Interpretation No. 46(R) to Investment Companies” (FSP FIN 46(R)-7). FSP FIN 46(R)-7 addresses the application of FIN 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), by an entity that accounts for its investments in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide Investment Companies (Investment Company Guide). The guidance in FSP FIN 46(R)-7 states that these investments are not subject to consolidation according to the requirements of FIN 46(R). FSP FIN 46(R)-7 follows the transition guidance of SOP 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (SOP 07-1). In October 2007, the FASB proposed to defer the effective date of SOP 07-1 indefinitely due to implementation issues that have arisen since SOP 07-1 was issued. As FSP FIN 46(R)-7 follows the transition guidance of SOP 07-1, the Group will defer the adoption of FSP FIN 46(R)-7.

SOP 07-1
In June 2007, the Accounting Standard Executive Committee (AcSEC) of the AICPA issued SOP 07-1. SOP 07-1 provides guidance on how to determine whether an entity is within the scope of the Investment Company Guide. SOP 07-1 provides further guidance for entities that are investment companies under the SOP and addresses whether the specialized Investment Company accounting should be retained by the parent company on consolidation or by an investor that has the ability to exercise significant influence and applies the equity method of accounting.

SOP 07-1 has additional disclosure requirements for parent companies and equity method investors that have retained Investment Company accounting in the financial statements of the parent or the equity method investor.

In October 2007, the FASB proposed to defer the effective date of SOP 07-1 indefinitely due to implementation issues that have arisen since SOP 07-1 was issued. As SOP 07-1 is anticipated to be delayed indefinitely, the Group will defer the adoption of SOP 07-1.

Note 2 Business developments
Divestitures
Effective December 22, 2006, the Group sold Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. As part of the sale agreement, AXA S.A. repaid approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur. As a result of the completed sale, a net capital gain on the sale of CHF 1,817 million was recognized. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

The results of operations of the businesses sold are reflected in income from discontinued operations, net of tax in the Consolidated statements of income for all periods presented through the completion of the sale.

In 3Q06 and 9M06 income from discontinued operations, net of tax was CHF 424 million and CHF 996 million, respectively.
Note 3 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minorities without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income from continuing operations before taxes

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net revenues (CHF million)

Investment Banking	2,097	7,538	4,191	(72)	(50)	16,217	14,384	13

Private Banking	3,325	3,353	2,682	(1)	24	10,044	8,705	15

Asset Management	594	853	692	(30)	(14)	2,223	2,123	5

Corporate Center	4	(41)	(129)	–	–	(92)	(88)	5

Minority Interests without Significant Economic Interest	822	1,334	640	(38)	28	3,107	2,665	17

Net revenues	6,842	13,037	8,076	(48)	(15)	31,499	27,789	13

Income from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Investment Banking	6	2,502	758	(100)	(99)	4,498	3,609	25

Private Banking	1,289	1,381	1,022	(7)	26	4,109	3,453	19

Asset Management	45	299	158	(85)	(72)	601	419	43

Corporate Center	(57)	(96)	(108)	(41)	(47)	(263)	(128)	105

Minority Interests without Significant Economic Interest	753	1,301	630	(42)	20	2,954	2,633	12

Income from continuing operations before taxes, minority interests and extraordinary items	2,036	5,387	2,460	(62)	(17)	11,899	9,986	19

Total assets

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Total assets (CHF million)

Investment Banking	1,156,573	1,204,397	1,046,557	1,084,666	(4)	11	7

Private Banking	370,724	359,903	340,741	320,906	3	9	16

Asset Management	32,457	23,929	20,448	19,601	36	59	66

Corporate Center[1]	(198,677)	(190,124)	(167,794)	32,116	4	18	–

Minority Interests without Significant Economic Interest	15,365	17,069	16,004	15,824	(10)	(4)	(3)

Total assets	1,376,442	1,415,174	1,255,956	1,473,113	(3)	10	(7)

1 Includes CHF 180.8 billion of assets in 3Q06 related to the Winterthur segment which was reported as a separate segment prior to June 30, 2006.

Note 4 Net interest income

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net interest income (CHF million)

Loans	2,321	2,131	1,907	9	22	6,499	5,480	19

Investment securities	187	187	181	0	3	563	506	11

Trading assets	5,657	6,458	4,528	(12)	25	17,597	13,359	32

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,860	5,929	4,836	(1)	21	17,105	14,214	20

Other	2,005	1,914	1,373	5	46	5,577	3,693	51

Interest and dividend income	16,030	16,619	12,825	(4)	25	47,341	37,252	27

Deposits	(4,215)	(4,168)	(3,256)	1	29	(12,087)	(8,837)	37

Short-term borrowings	(256)	(286)	(156)	(10)	64	(760)	(437)	74

Trading liabilities	(2,069)	(2,689)	(1,615)	(23)	28	(6,856)	(5,108)	34

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(5,524)	(5,436)	(4,550)	2	21	(15,791)	(13,234)	19

Long-term debt	(1,192)	(1,204)	(1,131)	(1)	5	(3,639)	(3,303)	10

Other	(815)	(587)	(510)	39	60	(1,911)	(1,194)	60

Interest expense	(14,071)	(14,370)	(11,218)	(2)	25	(41,044)	(32,113)	28

Net interest income	1,959	2,249	1,607	(13)	22	6,297	5,139	23

Note 5 Commissions and fees

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Commissions and fees (CHF million)

Lending business	394	661	352	(40)	12	1,702	1,133	50

Investment and portfolio management	1,549	1,510	1,279	3	21	4,504	3,854	17

Other securities business	62	61	57	2	9	179	154	16

Fiduciary	1,611	1,571	1,336	3	21	4,683	4,008	17

Underwriting	104	717	538	(85)	(81)	1,436	1,860	(23)

Brokerage	1,441	1,429	1,118	1	29	4,357	3,826	14

Underwriting and brokerage	1,545	2,146	1,656	(28)	(7)	5,793	5,686	2

Other customer services	681	864	575	(21)	18	2,272	1,751	30

Commissions and fees	4,231	5,242	3,919	(19)	8	14,450	12,578	15

Note 6 Other revenues

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	741	1,336	618	(45)	20	3,015	2,581	17

Loans held-for-sale	(339)	(15)	(1)	–	–	(352)	38	–

Long-lived assets held-for-sale	10	9	4	11	150	25	7	257

Equity method investments	97	23	5	322	–	149	63	137

Other investments	178	259	125	(31)	42	700	663	6

Other	123	124	106	(1)	16	347	248	40

Other revenues	810	1,736	857	(53)	(5)	3,884	3,600	8

Note 7 Provision for credit losses

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	(9)	(13)	(54)	(31)	(83)	35	(103)	–

Provisions for lending-related and other exposures	13	(7)	14	–	(7)	2	12	(83)

Provision for credit losses	4	(20)	(40)	–	–	37	(91)	–

Note 8 Compensation and benefits

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	2,037	4,877	3,080	(58)	(34)	11,387	10,355	10

Social security	141	325	171	(57)	(18)	713	653	9

Other	214	207	176	3	22	651	589	11

Compensation and benefits	2,392	5,409	3,427	(56)	(30)	12,751	11,597	10

Note 9 General and administrative expenses

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

General and administrative expenses (CHF million)

Occupancy expenses	231	223	234	4	(1)	673	655	3

IT, machinery, etc.	127	119	143	7	(11)	371	392	(5)

Provisions and losses	19	39	62	(51)	(69)	41	(257)	–

Travel and entertainment	153	146	161	5	(5)	445	480	(7)

Professional services	606	537	547	13	11	1,638	1,595	3

Depreciation of property and equipment	205	199	201	3	2	621	607	2

Amortization and impairment of other intangible assets	7	8	10	(13)	(30)	23	164	(86)

Other	395	348	298	14	33	1,082	994	9

General and administrative expenses	1,743	1,619	1,656	8	5	4,894	4,630	6

Note 10 Earnings per share

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	1,302	3,189	1,468	(59)	(11)	7,220	5,682	27

Income from discontinued operations, net of tax	0	0	424	–	(100)	0	996	(100)

Extraordinary items, net of tax	0	0	0	–	–	0	(24)	100

Net income	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Net income available for common shares for basic earnings per share	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Net income available for common shares for diluted earnings per share	1,302	3,189	1,892	(59)	(31)	7,220	6,654	9

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,029.2	1,063.6	1,084.4	(3)	(5)	1,053.0	1,108.4	(5)

Dilutive share options and warrants	8.2	12.6	12.1	(35)	(32)	11.4	14.6	(22)

Dilutive share awards	70.1	54.5	38.7	29	81	58.3	35.0	67

Weighted-average shares outstanding for diluted earnings per share[1]	1,107.5	1,130.7	1,135.2	(2)	(2)	1,122.7	1,158.0	(3)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	1.27	3.00	1.35	(58)	(6)	6.86	5.13	34

Income from discontinued operations, net of tax	0.00	0.00	0.39	–	(100)	0.00	0.89	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.27	3.00	1.74	(58)	(27)	6.86	6.00	14

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	1.18	2.82	1.29	(58)	(9)	6.43	4.91	31

Income from discontinued operations, net of tax	0.00	0.00	0.38	–	(100)	0.00	0.86	(100)

Extraordinary items, net of tax	0.00	0.00	0.00	–	–	0.00	(0.02)	100

Net income	1.18	2.82	1.67	(58)	(29)	6.43	5.75	12

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 38.9 million, 21.8 million, 46.1 million, 26.2 million and 38.9 million for 3Q07, 2Q07, 3Q06, 9M07 and 9M06, respectively.

Note 11 Trading assets and liabilities

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Trading assets (CHF million)

Debt securities	221,390	237,939	214,276	230,980	(7)	3	(4)

Equity securities[1]	196,551	202,582	149,684	152,710	(3)	31	29

Derivative instruments	85,183	79,921	58,152	58,418	7	46	46

Other	27,976	31,879	28,668	26,546	(12)	(2)	5

Trading assets	531,100	552,321	450,780	468,654	(4)	18	13

Trading liabilities (CHF million)

Short positions	148,453	170,181	139,786	148,042	(13)	6	0

Derivative instruments	75,959	73,170	58,636	64,900	4	30	17

Trading liabilities	224,412	243,351	198,422	212,942	(8)	13	5

1 Including convertible bonds.

Note 12 Loans

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Loans (CHF million)

Banks	7	26	24	0	(73)	(71)	–

Commercial	44,185	44,305	43,618	43,688	0	1	1

Consumer	86,664	85,753	82,768	82,106	1	5	6

Public authorities	1,476	1,299	1,263	1,273	14	17	16

Lease financings	3,309	3,202	3,360	3,136	3	(2)	6

Switzerland	135,641	134,585	131,033	130,203	1	4	4

Banks	9,588	10,652	8,940	7,888	(10)	7	22

Commercial	59,616	56,326	50,935	50,349	6	17	18

Consumer	21,840	22,830	17,562	17,799	(4)	24	23

Public authorities	1,479	1,063	905	968	39	63	53

Lease financings	118	123	228	298	(4)	(48)	(60)

Foreign	92,641	90,994	78,570	77,302	2	18	20

Gross loans	228,282	225,579	209,603	207,505	1	9	10

Net (unearned income)/deferred expenses	(7)	15	8	21	–	–	–

Allowance for loan losses	(1,316)	(1,372)	(1,484)	(1,527)	(4)	(11)	(14)

Net loans	226,959	224,222	208,127	205,999	1	9	10

Impaired loan portfolio (CHF million)

Gross impaired loans	1,802	1,745	2,131	2,339	3	(15)	(23)

of which with a specific allowance	1,580	1,525	1,802	1,858	4	(12)	(15)

of which without a specific allowance	222	220	329	481	1	(33)	(54)

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,372	1,449	1,736	(5)	(21)	1,484	2,241	(34)

Change in accounting[1]	0	0	0	–	–	(61)	0	–

Discontinued operations	0	0	0	–	–	0	(51)	100

Net additions charged to statements of income	(9)	(13)	(54)	(31)	(83)	35	(103)	–

Gross write-offs	(60)	(91)	(192)	(34)	(69)	(201)	(655)	(69)

Recoveries	29	24	10	21	190	73	73	0

Net write-offs	(31)	(67)	(182)	(54)	(83)	(128)	(582)	(78)

Provisions for interest	1	1	18	0	(94)	0	49	(100)

Foreign currency translation impact and other adjustments, net	(17)	2	9	–	–	(14)	(27)	(48)

Balance at end of period	1,316	1,372	1,527	(4)	(14)	1,316	1,527	(14)

of which a specific allowance	899	954	1,176	(6)	(24)	899	1,176	(24)

of which an inherent credit loss allowance	417	418	351	0	19	417	351	19

1 Related to the adoption of SFAS 159.

Note 13 Other assets and liabilities

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	17,223	19,349	14,917	12,907	(11)	15	33

Derivative instruments used for hedging	971	1,232	2,220	2,300	(21)	(56)	(58)

Brokerage receivables	60,074	67,782	49,223	42,404	(11)	22	42

Assets held-for-sale	60,058	55,811	53,346	60,256	8	13	0

of which loans	59,770	55,560	53,178	60,063	8	12	0

of which real estate	288	251	168	193	15	71	49

Interest and fees receivable	10,633	10,506	8,817	8,288	1	21	28

Deferred tax assets	5,896	5,329	5,317	5,290	11	11	11

Prepaid expenses	622	668	477	481	(7)	30	29

Other	17,752	17,214	14,770	14,220	3	20	25

Other assets	173,229	177,891	149,087	146,146	(3)	16	19

Other liabilities (CHF million)

Cash collateral on derivative instruments	38,261	35,192	22,855	21,926	9	67	75

Derivative instruments used for hedging	296	244	970	952	21	(69)	(69)

Brokerage payables	51,898	50,841	33,185	33,557	2	56	55

Provisions[1]	1,865	1,864	2,104	2,269	0	(11)	(18)

of which off-balance sheet risk	70	58	140	140	21	(50)	(50)

Restructuring liabilities	2	2	3	4	0	(33)	(50)

Interest and fees payable	12,989	16,011	12,300	11,711	(19)	6	11

Current and deferred tax liabilities	4,410	4,322	3,750	3,359	2	18	31

Other	42,396	39,479	44,868	41,603	7	(6)	2

Other liabilities	152,117	147,955	120,035	115,381	3	27	32

1 Includes provisions for bridge commitments.

Note 14 Long-term debt

				end of			% change

	3Q07	2Q07	4Q06	3Q06	QoQ	Ytd	YoY

Long-term debt (CHF million)

Senior	144,843	141,640	129,919	131,653	2	11	10

Subordinated	17,954	19,236	17,913	18,264	(7)	0	(2)

Long-term debt	162,797	160,876	147,832	149,917	1	10	9

Note 15 Accumulated other comprehensive income

	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumu- lated other comprehen- sive income

9M07 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

Increase/(decrease)	9	(848)	(5)	0	0	(39)	(883)

Decrease due to equity method investments	(24)	0	0	0	0	0	(24)

Reclassification adjustments, included in net income	0	0	(11)	0	70	20	79

Adoption of SFAS 159, net of tax	6	0	4	0	0	0	10

Balance at end of period	(51)	(3,726)	102	0	(2,040)	(136)	(5,851)

9M06 (CHF million)

Balance at beginning of period	77	(2,497)	1,156	(642)	0	0	(1,906)

Increase/(decrease)	(94)	(450)	(491)	0	0	0	(1,035)

Reclassification adjustments, included in net income	(3)	(104)	(173)	0	0	0	(280)

Balance at end of period[1]	(20)	(3,051)	492	(642)	0	0	(3,221)

1 Accumulated other comprehensive income related to discontinued operations totaled CHF (279) million as of September 30, 2006.

Note 16 Tax
Credit Suisse adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings. The total amount of unrecognized tax benefits, as of January 1, 2007, was CHF 1,485 million.

Included in the January 1, 2007 balance were tax positions of CHF 16 million, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. On January 1, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,412 million.

Credit Suisse continues to recognize interest and penalties accrued relating to unrecognized tax benefits as current income taxes in income tax expense. Approximately CHF 298 million was accrued as of January 1, 2007 for the payment of interest and penalties, net of any tax benefit associated with the payment of these amounts.

Credit Suisse is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the United States (US), the United Kingdom (UK) and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the adoption date of January 1, 2007. The estimated range of the reasonably possible change in unrecognized tax benefits is a decrease of between zero and CHF 190 million.

Credit Suisse remains open to examination from either federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK –1997; and the US – 1993.

The reduction in tax rate in 3Q07 was due to changes in assessment of certain US state and local tax positions and a related assessment that previously unrecognized deferred tax assets would be realizable in the amount of CHF 315 million.

Note 17 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, refer to “Note 24 – Employee share-based compensation and other benefits in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the Consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the Consolidated statements of income in compensation and benefits was CHF 2,041 million and CHF 1,150 million in the first nine months of 2007 and 2006, respectively. As of September 30, 2007, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 2,752 million will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. Through September 30, 2007, the Group delivered approximately 21.2 million shares to employees. The Group expects to repurchase approximately 26 million shares during 2007 in connection with its share-based compensation.

Credit Suisse Incentive Share Unit
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

The compensation expense recognized during the first nine months of 2007 related to ISUs was CHF 897 million. The estimated unrecognized compensation expense related to ISUs as of September 30, 2007 was CHF 1,814. None of the ISUs were vested as of September 30, 2007.

Incentive Share Unit activities

in 9M07	ISU

Number of share awards (million)

Balance at beginning of period	0.0

Granted	27.1

Settled	(0.1)

Forfeited	(1.0)

Balance at end of period	26.0

Performance Incentive Plan
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted Performance Incentive Plan (PIP) units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized during the first nine months of 2007 related to PIP I and PIP II was CHF 343 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of September 30, 2007 was CHF 389 million. None of the PIP units were deliverable as of September 30, 2007.

Performance Incentive Plan activities

in 9M07	PIP II	PIP I

Number of share awards (million)

Balance at beginning of period	6.3	12.4

Granted	0.4	0.0

Settled	0.0	0.0

Forfeited	(0.1)	(0.1)

Balance at end of period	6.6	12.3

of which vested	1.7	5.5

of which unvested	4.9	6.8

Shares
In addition to the PIP, the Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; Longevity Premium Awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions and generally vest between zero and three years.

The compensation expense recognized in the first nine months of 2007 related to shares awarded under phantom share, LPA and special awards was CHF 801 million. The estimated unrecognized compensation expense related to these awards as of September 30, 2007 was CHF 549 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 18 Pension
The calculation of the expected contribution for 2007 was revised in 2Q07, resulting in an increase in anticipated annual contributions. As of September 30, 2007, CHF 671 million of contributions have been made, including approximately CHF 340 million as a special contribution in 6M07. The Group expects to contribute CHF 86 million to the defined benefit plans and to other post-retirement defined benefit plans during the remainder of the year.

			in		% change		in	% change

	3Q07	2Q07	3Q06	QoQ	YoY	9M07	9M06	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	80	80	80	0	0	240	249	(4)

Interest costs on benefit obligation	138	139	124	(1)	11	416	370	12

Expected return on plan assets	(184)	(184)	(172)	0	7	(552)	(517)	7

Amortization of recognized transition obligation/(asset)	0	0	0	–	–	0	(1)	100

Amortization of prior service cost	8	10	8	(20)	0	25	24	4

Amortization of recognized (gains)/losses	33	32	30	3	10	97	97	0

Net periodic pension costs	75	77	70	(3)	7	226	222	2

Settlement (gains)/losses	0	0	0	–	–	0	(5)	100

Curtailment (gains)/losses	0	0	0	–	–	0	(9)	100

Total pension costs	75	77	70	(3)	7	226	208	9

Note 19 Guarantees and commitments
Guarantees

end of	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

3Q07 (CHF million)

Credit guarantees and similar instruments	9,531	8,362		23	5,569

Performance guarantees and similar instruments	13,309	11,373		124	3,808

Securities lending indemnifications	48,796	48,796		0	48,796

Derivatives	1,098,092	1,098,092		22,340	–	[2]

Other guarantees	4,108	4,084		2	1,791

Total guarantees	1,173,836	1,170,707		22,489	59,964

4Q06 (CHF million)

Credit guarantees and similar instruments	10,308	7,909		8	4,966

Performance guarantees and similar instruments	11,131	9,925		162	3,145

Securities lending indemnifications	36,834	36,834		0	36,834

Derivatives	680,329	680,329		5,211	–	[2]

Other guarantees	3,511	3,511		3	1,496

Total guarantees	742,113	738,508		5,384	46,441

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees. For a detailed description of guarantees, refer to “Note 28 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s Consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Total gross amount	Total net amount	[1]	Collateral received

3Q07 (CHF million)

Irrevocable commitments under documentary credits	5,236	4,620		2,282

Loan commitments	264,660	264,110		155,794

Forward reverse repurchase agreements	25,741	25,741		25,741

Other commitments	5,813	5,813		153

Total other commitments	301,450	300,284		183,970

4Q06 (CHF million)

Irrevocable commitments under documentary credits	5,365	4,984		2,710

Loan commitments	233,083	231,771		139,189

Forward reverse repurchase agreements	5,697	5,697		5,697

Other commitments	4,966	4,966		159

Total other commitments	249,111	247,418		147,755

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments. For a detailed description of off-balance sheet commitments, refer to “Note 28 – Guarantees and commitments in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

Note 20 Variable interest entities
FIN 46(R) requires the Group to consolidate all variable interest entities (VIE) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivative transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

As of September 30, 2007, the Group consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected, as offsetting minority interests were recorded in the Consolidated statements of income.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: collateralized debt obligations (CDO), commercial paper (CP) conduits and financial intermediation. For further information on the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities, refer to “Note 1 - Summary of significant accounting policies, Note 2 - Recently issued accounting standards and Note 29 - Transfers and servicing of financial assets in the Notes to the consolidated financial statements” in the Credit Suisse Group Annual Report 2006.

		end of	% change

	3Q07	4Q06	YoY

Total assets of consolidated VIEs (CHF million)

Collateralized debt obligations	10,499	6,539	61

Commercial paper conduits	1	1	0

Financial intermediation	17,128	15,006	14

Total assets of consolidated VIEs	27,628	21,546	28

Total assets of non-consolidated VIEs (CHF million)

Collateralized debt obligations	20,741	15,636	33

Commercial paper conduits	9,992	7,038	42

Financial intermediation	106,534	90,538	18

Total assets of non-consolidated VIEs	137,267	113,212	21

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary, resulting in the inclusion by the Group of approximately CHF 10.5 billion and CHF 6.5 billion of assets and liabilities of these VIEs as of September 30, 2007 and December 31, 2006, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as trading assets and carried at fair value and totaled CHF 3.7 billion and CHF 1.7 billion as of September 30, 2007 and December 31, 2006, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of September 30, 2007, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 16.6 billion, which consisted of CHF 10.0 billion of funded assets and the CP conduits’ commitments to purchase CHF 6.6 billion of additional assets. As of December 31, 2006, the Group’s maximum loss exposure was CHF 12.5 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions, but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also owns securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to financial intermediation activities was CHF 21.2 billion and CHF 19.1 billion as of September 30, 2007 and December 31, 2006, respectively, which represents the notional amount of any guarantees from the Group and the fair value of all other Group interests held, rather than the amount of total assets of the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

Note 21 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments, most CDOs, most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, non-traded equity securities, private equity and other long-term investments. Valuation techniques for certain of these instruments are described in greater detail below.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). That is, for instruments for which there was an inability to achieve hedge accounting and we are economically hedged, we have elected the fair value option where we were unable to achieve SFAS 133 hedge accounting. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

Fair value hierarchy
Financial instruments recorded in the Group’s Consolidated balance sheets at fair value have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers or in which little information is publicly available; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions, in which case mid pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held-for-sale were recognized as part of the initial loan-carrying value, with any subsequent change in fair value being recognized as a component of trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Quantitative disclosures of fair values
Fair value of assets and liabilities measured at fair value on a recurring basis

end of 9M07	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	171,345	0	0		171,345

Securities received as collateral	17,125	2,522	0	0		19,647

Trading assets	259,379	489,053	59,869	(277,201)		531,100

Investment securities	14,799	680	10	0		15,489

Other investments	709	6,544	15,715	0		22,968

Loans	15	19,829	2,501	0		22,345

Other intangible assets	0	202	0	0		202

Other assets	3,855	43,128	4,638	(82)		51,539

Total assets at fair value	295,882	733,303	82,733	(277,283)		834,635

Liabilities (CHF million)

Due to banks	0	4,606	6	0		4,612

Customer deposits	0	6,679	0	0		6,679

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	145,220	0	0		145,220

Obligations to return securities received as collateral	17,125	2,522	0	0		19,647

Trading liabilities	130,020	352,670	18,979	(277,257)		224,412

Short-term borrowings	0	9,257	662	0		9,919

Long-term debt	0	81,473	32,516	0		113,989

Other liabilities	0	31,680	393	(26)		32,047

Total liabilities at fair value	147,145	634,107	52,556	(277,283)		556,525

end of 6M07

Total assets at fair value	317,028	739,738	64,275	(276,476)		844,565

Total liabilities at fair value	177,930	610,088	46,993	(276,476)		558,535

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

9M07	Derivatives, net	Private equity investments	Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953	10,712		25,854

Net gains/(losses) (realized/unrealized) included in net income	5,301	2,317	(2,504)		5,114

Purchases, sales, issuances and settlements	2,615	(1,466)	23,398		24,547

Transfers in and/or out of level 3	(1,795)	(89)	10,512		8,628

Balance at end of period	6,310	15,715	42,118		64,143

Liabilities (CHF million)

Balance at beginning of period	–	–	27,939	[1]	27,939

Net (gains)/losses (realized/unrealized) included in net income	–	–	(1,248)		(1,248)

Purchases, sales, issuances and settlements	–	–	15,033		15,033

Transfers in and/or out of level 3	–	–	(7,758)		(7,758)

Balance at end of period	–	–	33,966	[1]	33,966

1 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurringbasis using significant unobservable inputs (level 3)

in 9M07	Trading revenues	Other revenues

Gains and losses on assets and liabilities (CHF million)

Net gains/(losses) included in net income for the period	3,458	2,904

Changes in unrealized gains or losses relating to assets and liabilities still held as of the reporting date	2,916	903

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

We employ various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of September 30, 2007, CHF 6.5 billion of loans have been recorded at fair value, of which CHF 5.8 billion and CHF 0.7 billion were classified as level 2 and level 3, respectively.

Qualitative disclosures of valuation techniques
Trading assets and liabilities
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial papers, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed securities and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize. Valuations for traded residential mortgage loans are determined on an “as-if” securitized basis. “As-if” securitized loans valuations are calculated using inputs consistent with similar securitized loans with quoted prices.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Group’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally managed funds include partnerships and related direct investments for which the Group acts as the fund’s advisor and makes investment decisions. Internally managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by us. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances for internally managed funds also include amounts relating to the consolidation of private equity funds under EITF 04-5 and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated primarily under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by us.

Loans
The Group’s loans include consumer, mortgage, corporate and emerging market loans. The fair value of corporate and emerging market loans within the Investment Banking segment is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity-implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis. Consumer, mortgage and corporate loans within the Private Banking segment are not held at fair value.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Group’s own credit spread on these instruments.

Other assets and other liabilities
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125)” (SFAS 140). The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis or on an “as-if” securitized basis, depending on the principal market in which the loans will be transacted. Whole-loan valuations are calculated using yield curves for similar maturities for similar loans using discounted cash flow analyses. “As-if” securitized loans valuations are calculated using inputs consistent with similar securitized loans with quoted prices. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Group has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Group has elected to account for certain equity method investments held as of January 1, 2007, and certain of those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that currently exists due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, including domestic consumer lending, mortgages, corporate loans, etc., as these loans are not managed on a fair value basis.

Other assets
The Group did not elect the fair value option for loans held-for-sale as of January 1, 2007 as the current carrying values are deemed appropriate. The Group elected the fair value option for new loans entered into subsequent to January 1, 2007 due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such assets existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Group’s Consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

Due to banks
The Group elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits
The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006 in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value, in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments (and bifurcatable non-financial debt instruments). With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value upon the adoption of SFAS 155, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis; thus, fair value accounting is not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in “Short-term borrowings.” The Group’s long-term debt also includes debt issuances managed by its central Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group has availed itself of the simplification objective of the fair value option to elect fair value for this fixed-rate debt and will no longer be required to maintain hedging documentation to achieve a similar financial reporting outcome.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such liabilities existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Group’s Consolidated financial statements. The Group did elect the fair value option for these types of transactions entered into after January 1, 2007.

Cumulative effect adjustment to opening retained earnings due to adoption of fair value option

as of January 1, 2007	Carrying value prior to adoption	Net gains/ (losses)	Fair value after adoption

Balance sheet items (CHF million)

Other investments	34	1	35

Loans	13,694	78	13,772

Other assets	1,313	2	1,315

Due to banks and customer deposits	(229)	(21)	(250)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(5)	(43,107)

Short-term borrowings	(2,543)	1	(2,542)

Long-term debt	(52,691)	(1,168)	(53,859)

Other liabilities	(211)	(286)	(497)

Pre-tax cumulative effect of adoption of the fair value option		(1,398)

Deferred taxes		395

Cumulative effect of adoption of the fair value option (charge to retained earnings)		(1,003)

Gains and losses on financial instruments

in 9M07	Net gains/(losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,044	[1]

Trading loans	155	[1]

of which related to credit risk	13

Other investments	125	[2]

Loans	984	[1]

of which related to credit risk	(215)

Other assets	909	[1]

of which related to credit risk	(511)

Due to banks and customer deposits	(194)	[1]

of which related to credit risk	9

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,100)	[1]

Short-term borrowings	(89)	[1]

Long-term debt	(3,971)	[2]

of which related to credit risk	663

Other liabilities	(668)	[2]

of which related to credit risk	(668)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the Consolidated statements of income depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in our own credit spreads from the transition date to the reporting date.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

end of 9M07	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million) [1]

Non-accrual loans	333	639	(306)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	167,849	167,655	194

Loans	21,717	21,924	(207)

Other assets	36,894	38,410	(1,516)

Due to banks and customer deposits	(6,430)	(6,449)	19

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(143,691)	(143,652)	(39)

Short-term borrowings	(9,919)	(10,055)	136

Long-term debt	(113,989)	(114,201)	212

Other liabilities	(5,558)	(6,009)	451

1 There were no non-performing loans 90 days or more past due which were carried at fair value.

Note 22 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US Securities and Exchange Commission-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group.

Condensed consolidating statements of income

in 3Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	7,454	8,356		15,810	151	69		16,030

Interest expense	(7,032)	(7,020)		(14,052)	(144)	125		(14,071)

Net interest income	422	1,336		1,758	7	194		1,959

Commissions and fees	830	3,055		3,885	6	340		4,231

Trading revenues	(478)	125		(353)	(1)	196		(158)

Other revenues	760	19		779	1,285	(1,254)		810

Net revenues	1,534	4,535		6,069	1,297	(524)		6,842

Provision for credit losses	0	4		4	0	0		4

Compensation and benefits	510	1,698		2,208	52	132		2,392

General and administrative expenses	388	1,378		1,766	(59)	36		1,743

Commission expenses	115	497		612	2	53		667

Total other operating expenses	503	1,875		2,378	(57)	89		2,410

Total operating expenses	1,013	3,573		4,586	(5)	221		4,802

Income from continuing operations before taxes, minority interests and extraordinary items	521	958		1,479	1,302	(745)		2,036

Income tax expense	(175)	(206)		(381)	0	349		(32)

Minority interests	656	114		770	0	(4)		766

Income from continuing operations before extraordinary items	40	1,050		1,090	1,302	(1,090)		1,302

Net income	40	1,050		1,090	1,302	(1,090)		1,302

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of income

in 3Q06	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	5,893	6,718		12,611	91	123		12,825

Interest expense	(5,619)	(5,531)		(11,150)	(147)	79		(11,218)

Net interest income	274	1,187		1,461	(56)	202		1,607

Commissions and fees	1,174	2,446		3,620	5	294		3,919

Trading revenues	526	1,136		1,662	0	31		1,693

Other revenues	639	248		887	1,943	(1,973)		857

Net revenues	2,613	5,017		7,630	1,892	(1,446)		8,076

Provision for credit losses	0	(30)		(30)	0	(10)		(40)

Compensation and benefits	1,204	2,104		3,308	24	95		3,427

General and administrative expenses	398	1,248		1,646	(23)	33		1,656

Commission expenses	133	412		545	0	28		573

Total other operating expenses	531	1,660		2,191	(23)	61		2,229

Total operating expenses	1,735	3,764		5,499	1	156		5,656

Income from continuing operations before taxes, minority interests and extraordinary items	878	1,283		2,161	1,891	(1,592)		2,460

Income tax expense	140	133		273	(1)	95		367

Minority interests	518	12		530	0	95		625

Income from continuing operations before extraordinary items	220	1,138		1,358	1,892	(1,782)		1,468

Income from discontinued operations, net of tax	0	0		0	0	424		424

Net income	220	1,138		1,358	1,892	(1,358)		1,892

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of income

in 9M07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	21,247	25,374		46,621	354	366		47,341

Interest expense	(20,419)	(20,550)		(40,969)	(397)	322		(41,044)

Net interest income	828	4,824		5,652	(43)	688		6,297

Commissions and fees	3,890	9,503		13,393	17	1,040		14,450

Trading revenues	1,825	4,825		6,650	1	217		6,868

Other revenues	3,293	671		3,964	7,223	(7,303)		3,884

Net revenues	9,836	19,823		29,659	7,198	(5,358)		31,499

Provision for credit losses	0	32		32	0	5		37

Compensation and benefits	4,170	8,064		12,234	156	361		12,751

General and administrative expenses	1,049	3,915		4,964	(187)	117		4,894

Commission expenses	335	1,418		1,753	8	157		1,918

Total other operating expenses	1,384	5,333		6,717	(179)	274		6,812

Total operating expenses	5,554	13,397		18,951	(23)	635		19,563

Income from continuing operations before taxes, minority interests and extraordinary items	4,282	6,394		10,676	7,221	(5,998)		11,899

Income tax expense	307	943		1,250	1	402		1,653

Minority interests	2,738	423		3,161	0	(135)		3,026

Income from continuing operations before extraordinary items	1,237	5,028		6,265	7,220	(6,265)		7,220

Net income	1,237	5,028		6,265	7,220	(6,265)		7,220

in 9M06

Condensed consolidating statements of income (CHF million)

Interest and dividend income	16,802	19,783		36,585	243	424		37,252

Interest expense	(15,840)	(16,062)		(31,902)	(393)	182		(32,113)

Net interest income	962	3,721		4,683	(150)	606		5,139

Commissions and fees	3,784	7,838		11,622	11	945		12,578

Trading revenues	1,872	4,429		6,301	(31)	202		6,472

Other revenues	2,817	891		3,708	6,731	(6,839)		3,600

Net revenues	9,435	16,879		26,314	6,561	(5,086)		27,789

Provision for credit losses	0	(74)		(74)	0	(17)		(91)

Compensation and benefits	4,043	7,121		11,164	77	356		11,597

General and administrative expenses	683	4,058		4,741	(175)	64		4,630

Commission expenses	344	1,213		1,557	2	108		1,667

Total other operating expenses	1,027	5,271		6,298	(173)	172		6,297

Total operating expenses	5,070	12,392		17,462	(96)	528		17,894

Income from continuing operations before taxes, minority interests and extraordinary items	4,365	4,561		8,926	6,657	(5,597)		9,986

Income tax expense	580	702		1,282	3	299		1,584

Minority interests	2,525	167		2,692	0	28		2,720

Income from continuing operations before extraordinary items	1,260	3,692		4,952	6,654	(5,924)		5,682

Income from discontinued operations, net of tax	0	0		0	0	996		996

Extraordinary items, net of tax	0	(24)		(24)	0	0		(24)

Net income	1,260	3,668		4,928	6,654	(4,928)		6,654

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 3Q07	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,023	34,579		39,602	211	(1,959)		37,854

Interest-bearing deposits with banks	50,397	(46,633)		3,764	0	(445)		3,319

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	195,204	129,517		324,721	0	(398)		324,323

Securities received as collateral	27,332	(7,239)		20,093	0	(446)		19,647

Trading assets	154,637	374,705		529,342	0	1,758		531,100

Investment securities	0	14,633		14,633	29	1,105		15,767

Other investments	16,851	9,805		26,656	44,878	(44,618)		26,916

Net loans	918	207,826		208,744	8,440	9,775		226,959

Premises and equipment	908	4,676		5,584	0	560		6,144

Goodwill	741	8,800		9,541	0	1,136		10,677

Other intangible assets	255	231		486	0	21		507

Other assets	39,651	133,044		172,695	244	290		173,229

Total assets	491,917	863,944		1,355,861	53,802	(33,221)		1,376,442

Liabilities and shareholders' equity (CHF million)

Due to banks	1,322	119,403		120,725	7,002	(26,433)		101,294

Customer deposits	2	306,758		306,760	0	27,707		334,467

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	222,834	80,849		303,683	0	(1,045)		302,638

Obligation to return securities received as collateral	27,332	(7,239)		20,093	0	(446)		19,647

Trading liabilities	62,217	161,293		223,510	0	902		224,412

Short-term borrowings	47,400	(31,572)		15,828	0	6,080		21,908

Long-term debt	52,244	107,873		160,117	4,523	(1,843)		162,797

Other liabilities	46,095	104,117		150,212	312	1,593		152,117

Minority interests	13,620	9,037		22,657	0	(7,460)		15,197

Total liabilities	473,066	850,519		1,323,585	11,837	(945)		1,334,477

Total shareholders' equity	18,851	13,425		32,276	41,965	(32,276)		41,965

Total liabilities and shareholders' equity	491,917	863,944		1,355,861	53,802	(33,221)		1,376,442

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q06	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,323	25,542		27,865	9,150	(7,975)		29,040

Interest-bearing deposits with banks	34,059	(30,149)		3,910	1,047	3,171		8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,505	145,067		318,572	0	476		319,048

Securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading assets	150,742	298,680		449,422	0	1,358		450,780

Investment securities	0	20,304		20,304	29	1,061		21,394

Other investments	15,107	5,081		20,188	35,041	(34,751)		20,478

Net loans	780	190,103		190,883	9,860	7,384		208,127

Premises and equipment	820	4,623		5,443	0	547		5,990

Goodwill	752	9,137		9,889	0	1,134		11,023

Other intangible assets	240	235		475	0	1		476

Other assets	47,031	100,472		147,503	497	1,087		149,087

Total assets	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

Liabilities and shareholders' equity (CHF million)

Due to banks	159	104,565		104,724	5,870	(13,080)		97,514

Customer deposits	57	280,143		280,200	0	10,664		290,864

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	231,212	57,230		288,442	0	2		288,444

Obligation to return securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading liabilities	48,103	149,833		197,936	0	486		198,422

Short-term borrowings	24,539	(8,252)		16,287	0	5,269		21,556

Long-term debt	53,127	90,894		144,021	5,738	(1,927)		147,832

Other liabilities	37,887	79,949		117,836	430	1,769		120,035

Minority interests	12,715	6,248		18,963	0	(3,645)		15,318

Total liabilities	421,288	779,431		1,200,719	12,038	(387)		1,212,370

Total shareholders' equity	17,560	8,485		26,045	43,586	(26,045)		43,586

Total liabilities and shareholders' equity	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

1 Includes eliminations and consolidation adjustments.

Note 23 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group has litigation reserves for private litigation involving Enron, certain initial public offering (IPO) allocation practices, research analyst independence and other related litigation of CHF 1.0 billion (USD 0.9 billion) as of September 30, 2007, after deductions for settlements.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the Consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse Group, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of September 30, 2007 and 2006, the related condensed consolidated statements of income and comprehensive income for the three and nine month periods ended September 30, 2007 and 2006 and the related condensed consolidated statements of changes in shareholders' equity and cash flow for the nine-month periods ended September 30, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Group's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
October 30, 2007

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com